Exhibit 4.4

[English Translation]

ASSET INJECTION AGREEMENT

This Asset Injection Agreement (the “Agreement”) is executed by the following two parties on April 9, 2004 in Beijing, the People’s Republic of China (“China”):

(1)	CHINA MOBILE COMMUNICATIONS CORPORATION, a wholly state-owned limited liability company duly established and in valid existence under the laws of China, with its legal address at 29 JinRong Dajie, XiCheng District, Beijing, China (“CMCC”);

(2)	CHINA MOBILE COMMUNICATION COMPANY LIMITED, a limited liability company duly established and in valid existence under the laws of China, with its legal address at 29 JinRong Dajie, XiCheng District, Beijing, China (“CMC”).

WHEREAS:

1.	CMCC is a state-authorized investment organization and state-owned experimental enterprise, and holds 100% of equity interests in CMC.

2.	Pursuant to the approval of relevant government authorities, CMCC has decided to, in the name of CMCC, inject and contribute the Related Assets, interests and Related Liabilities in relation to part of the assets of the CMCC headquarters and Beijing training center, operated and managed by CMCC, into CMC after the appraisal and approval of the Commission of the State-owned Assets Supervision and Administration of the State Council.

3.	In accordance with the following terms and conditions of this Agreement, the Parties hereto intend to make relevant arrangements with respect to the above-mentioned assets injection matter.

NOW, THEREFORE, the Parties hereto have reached the following agreements upon consultation:

ARTICLE ONE    DEFINITIONS

1.1	Unless the context indicates otherwise, the following terms shall have the meanings as defined below:

“ASSET APPRAISAL REPORT” shall mean the asset appraisal report, with the Base Date being December 31, 2003, prepared by Zhongqihua Asset Appraisal Company Limited and approved by the Commission of the State-owned Assets Supervision and Administration of the State Council with regard to the assets and liabilities of part of the assets of the CMCC headquarters and Beijing training center operated and managed by CMCC (see Appendix A of the Agreement).

“RELATED ASSETS” shall mean all assets set out in the Asset Appraisal Report and the contracts, agreements, certificates, business and operational data, documents and files and all rights and interests in relation to the said assets.

“RELATED LIABILITIES” shall mean all liabilities set out in the Asset Appraisal Report and the contracts, agreements, certificates, business and operational data, documents and files in relation to the said liabilities.

“RELATED PERSONNEL” shall mean the 517 employees engaged in the relevant businesses of the related assets and employed by the CMCC headquarters and Beijing Training Center.

“RELATED SERVICES” shall mean the core businesses of communications and relevant coordination of network operation, technology development, technical services, training, convention services, etc., operated and managed by the CMCC headquarters and Beijing training center, and its relevant telecommunications business licenses, permits for use of telecommunications resources and any other relevant authorizations held by it.

“EFFECTIVE DATE” shall mean the date when the Agreement is executed.

1.2	Unless the Agreement specifies otherwise, the articles and appendixes mentioned herein shall mean the articles and appendixes of the Agreement. All appendixes constitute an integral part of the Agreement.

ARTICLE TWO    INJECTION OF ASSETS AND SERVICES

2.1	CMCC shall, on the Effective Date, inject all the Related Assets, the Related Liabilities and the Related Services into CMC.

2.2	Upon the Effective Date, CMC shall beneficially own the Related Assets and the Related Services, clear and free of any encumbrance, pledge or any other third-party interests, and shall assume the Related Liabilities.

2.3	Pursuant to the Asset Appraisal Report, the total value of such Related Assets and Related Liabilities is RMB1,631,848,300.

2.4	During the period from the Base Date (i.e. December 31, 2003) to the Effective Date, CMC shall enjoy and assume any and all assets, interests, rights and liabilities arising from the Related Assets, the Related Liabilities and Related Services.

2.5	CMCC shall, pursuant to the terms of this Agreement, notify the other party to any relevant contract regarding the transfer of the Related Assets, the Related Liabilities and the Related Services to CMC, and obtain such party’s consent to such transfer.

ARTICLE THREE    REGISTERED CAPITAL AND EQUITY INTERESTS AFTER ASSETS INJECTION

3.1	After the Effective Date, CMC shall handle the relevant registered capital assets injection formalities in a timely fashion.

3.2	After the assets injection in accordance with the above article, CMCC will still hold 100% of the equity interests in CMC.

ARTICLE FOUR    RELATED PERSONNEL

4.1	From the Effective Date, the Related Personnel shall be employed by CMC. To avoid any dispute, during the period from the Base Date to the Effective Date, any and all changes of the Related Assets or the Related Liabilities arising from the employment of the Related Personnel shall be handled pursuant to the Agreement Article 2.4.

ARTICLE FIVE    CONFIRMATIONS AND UNDERTAKINGS OF THE PARTIES

5.1	Each Party hereby confirms to the other Party that, as of the Effective Date, all the Related Assets, Related Liabilities and Related Services and any and all assets, interests, rights and liabilities arising from the Related Assets, the Related Liabilities and Related Services during the period from the Base Date to the Effective Date shall be enjoyed and assumed by CMC; all the Related Personnel shall be employed by CMC; accordingly, CMCC shall cease to enjoy any rights, undertake any liabilities or bear any expense with regard to the same (unless otherwise agreed upon in this Agreement).

5.2	Each Party hereby confirms to the other Party that, except the Related Assets, Related Liabilities, Related Personnel and Related Services stated in above Article 5.1, all the other services, assets, interests, liabilities and personnel, including but not limited to assets in relation to particular communications, international gateways (inclusive of international cable assets) and other assets involving national securities and restrained by state policies, assets and personnel, long-term investment and liabilities of non-core communications businesses, formerly operated and managed by CMCC, shall still be owned or assumed by CMCC; and accordingly, CMC enjoys no rights, undertakes no liabilities and shall bear no expense with regard to the same.

5.3	Each Party hereby confirms to the other Party that all contracts in relation to the Related Assets, the Related Liabilities, the Related Personnel and the Related Services stated in above Article 5.1 shall be transferred to CMC. However, due totime limitations and the enormous quantity involved, the official transfer of certain contracts to CMC may not have been approved by the other party/parties thereto (the “Non-Transferred Contracts”). For such Non-Transferred Contracts, the Parties hereby agree and confirm as follows:

(1)	As of the Effective Date, the rights and liabilities, as well as the gains and losses of CMCC generated from the Non-Transferred Contracts shall belong to CMC (unless otherwise stipulated in this Agreement), notwithstanding the fact that such Non-Transferred Contracts are still held by and performed in the name of CMCC. CMCC agrees to act as the trustee of CMC to receive or hold any interests generated from the Non-Transferred Contracts (including but not limited to certain goods and loans) on behalf of CMC, and that such interests are owned by CMC. CMCC shall deliver such interests to CMC;

(2)	CMCC shall exercise or perform the rights and liabilities under the Non-Transferred Contracts strictly in accordance with the instructions given by CMC from time to time, and shall not amend any terms of the Non-Transferred Contracts or terminate the same without CMC’s prior written consent thereto;

(3)	The reasonable expenses incurred by CMCC for the purpose of performing the obligations under the paragraph 5.3(1) above shall be reimbursed by CMC, except expenses incurred as a result of negligence or fault on the part of, or other reasons caused by, CMCC;

(4)	If, as a result of CMCC’s negligence, fault or other reasons caused by CMCC in connection with its holding or performing the Non-Transferred Contracts in its name and on behalf of CMC under this Agreement, CMC sustains any losses therefrom (including but not limited to legal action expenses and damages), CMCC shall sufficiently compensate CMC for such losses in a timely manner; and

(5)	If there arises such a need that the rights of CMC under the Non-Transferred Contracts (including the rights to initiate legal proceedings or arbitration, or to take other necessary actions) be exercised by CMCC in its name, CMCC shall assist CMC by exercising such rights in CMCC ’s name.

5.4	The Parties hereto agrees that, with respect to the contracts made and entered into between CMCC and relevant foreign telecommunications operators and other domestic basic telecommunications operators in relation to interconnection and settlement and/or roaming arrangements, and other contracts that related to the Related Services but found inconvenient for the time being to substitute the contract subject into CMC, CMCC shall enter into other agreements with CMC and make specific arrangements as to the rights and obligations under such contracts as well as the performance of such contracts in the interim period before the above said contracts are transferred to CMC.

5.5	CMCC undertakes to CMC that:

(1)	as to the land use rights that CMCC contributed into CMC by means of its purchasing price contribution, CMCC shall assist CMC to apply to the relevant land authorities for issuance of land use right certificates with CMC as the user within six (6) months from the Effective Date.

(2)	as to the buildings and constructions in progress that CMCC contributed into CMC by means of its purchasing price contribution, CMCC shall assist CMC to apply to the relevant property authorities for issuance of property title certificates with CMC as the owner within six (6) months from the Effective Date (as to the buildings or constructions in progress with only the property ownership certificates or construction licenses, such application should be made within the valid period of the relevant property ownership certificates or within six (6) months after the date of completion of the construction).

ARTICLE SIX    REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

6.1	Each Party hereto represents, warrants and undertakes to the other Party that:

(1)	it is an independent legal person duly established and in valid existence under the laws of China;

(2)	it has all requisite authority, power and ability to execute this Agreement and perform the responsibilities and obligations under this Agreement;

(3)	any and all terms and conditions under this Agreement comply with its Articles of Incorporation, laws and regulations of China, and any agreement entered into with any third party;

(4)	the representative to sign this Agreement has been dully authorized. This Agreement, upon execution, will constitute legal, valid, binding and enforceable obligations of each of CMCC and CMC.

6.2	CMCC hereby represents, warrants and undertakes to CMC that, as of the Effective Date, CMC will own the Related Assets and the Related Services, and undertake the Related Liabilities. The Related Assets injected by CMCC into CMC are clear and free of any encumbrance, pledge or any other third-party interests.

ARTICLE SEVEN    LIABILITIES ARISING FROM BREACH OF CONTRACT

7.1	In case of any breach of the provisions or representations, warranties and undertakings under the Agreement, the Party that breaches the Agreement shall compensate the other party to the Agreement or undertake any and all losses, expenses and liabilities arising from the breach of contract of the other party, including, but not limited to, the relevant litigation or arbitration costs and attorney fees.

ARTICLE EIGHT    CONFIDENTIALITY

8.1	Unless stipulated or required by the law or relevant regulatory body, any party to the Agreement shall not provide or disclose any information in relation to the business, finance and personnel of the other party to any institution or individual without the prior written consent of the other party.

ARTICLE NINE     FORCE MAJEURE

9.1	In any event of force majeure which is unforeseeable, unavoidable and insurmountable to its happening and consequences, resulting in any inability on any Party to perform the related obligations hereunder, the affected Party shall immediately notify the other Party of such event, and provide the other Party within fifteen (15) days valid documents of proof evidencing the detailed occurrence of such event, and reasons for its inability or delay to perform all or part of such obligations under the Agreement. Upon the extent to which an event of force majeure affects the performance of such obligations, the Parties hereto shall consult each other so as to work out fair and reasonable remedies and endeavour to solve the matter.

ARTICLE TEN    SETTLEMENT OF DISPUTES

10.1	Any dispute arising from or in connection with the interpretation or performance of this Agreement shall be settled by the Parties through friendly negotiations conducted among representatives appointed by the Parties for this purpose. In the case that no resolution is reached through consultations within 60 days after the occurrence of such dispute, any Party may bring an action to a competent People’s Court in China for its judgment.

ARTICLE ELEVEN    GOVERNING LAW

11.1	The Agreement shall be governed by and interpreted in accordance with the laws of China.

ARTICLE TWELVE    NO WAIVER

12.1	Unless the law states otherwise, any failure to exercise or delay in exercising its rights or powers by one party hereunder shall not be construed as a waiver of such rights or powers. Any one time or partial exercise of such rights or powers by one party shall not affect any further or complete exercise of such rights or powers.

ARTICLE THIRTEEN    NOTICES

13.1	Any notice to be given under the Agreement shall be made in writing and sent by hand delivery or mail or facsimile to the other Party’s address set out in the front page of the Agreement or to any other address as such Party may designate in writing from time to time.

13.2	Any notice shall be deemed as having been received at the time of delivery if delivered in person; if delivered by mail, on the second working day of the mailing date as indicated by the postal chop; if transmitted by facsimile, upon delivery.

ARTICLE FOURTEEN    EFFECTIVENESS AND MISCELLANEOUS

14.1	The Agreement shall come into effect upon the date when it is executed by the legal persons or authorized representatives of the Parties.

14.2	Upon the unanimous agreement of the Parties hereto, the Agreement may be amended or supplemented and any of such amendment or supplementary to the Agreement shall be effective only if they are in writing and executed by the legal persons or authorized representatives of the Parties.

14.3	The Agreement is severable. Should any provision hereof for any reason at any time be declared invalid or unenforceable by a court of competent jurisdiction, then the validity and enforceability of the remaining provisions herein shall remain intact. Under such circumstances, the Parties hereto shall, on the principle of honesty and trust, consult each other to conclude a replacement provision, so as to reach the target of the severed provision.

14.4	The Agreement is executed in Chinese in three (3) original counterparts, one of which shall be retained by each party hereto, one shall be filed with the government authority administering in industry and commerce. Each counterpart is equally effective.

PARTY A: CHINA MOBILE COMMUNICATIONS CORPORATION

By:	/s/ ZHANG Ligui
Legal Representative

PARTY B: CHINA MOBILE COMMUNICATION COMPANY LIMITED

By:	/s/ WANG Xiaochu
Authorized Representative